SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A
This report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-159803) filed by Gafisa S.A. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by Gafisa S.A. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
	Name:	Alceu Duílio Calciolari
	Title:	Chief Financial Officer and Investor Relations Officer

Date: March 26, 2010

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1
International Purchase Agreement among Gafisa S.A., Itaú USA Securities Inc., J.P. Morgan Securities Inc., Banco Votorantim S.A., Nassau Branch and UBS Securities LLC, which constitutes Exhibit 1.1 to the Registrant’s Registration Statement on Form F-3 (Registration Statement No. 333-159803)